vtech

02028158

VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : CS037-05/02/ac
Direct Line : (852) 2680 5031 / 2680 5033 / 2680 5002
Fax No. : (852) 2665 5099
(Please contact Anthony AU / Annie CHAN)

MAR 28 2002

27th March, 2002

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the press announcement of Connected Transactions of VTech Holding Limited dated 26th March, 2002 as published in an English newspaper in Hong Kong on 27th March, 2002 for your filing.

Yours faithfully

AU Shiu Kee, Anthony
Company Secretarial Manager

Encl.

c.c. *Ms. Kathy Jiang*
ADR Div., The Bank of New York (New York)
Fax No. 0062-1-212-571-3050
(w/ enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(w/ enclosure)

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

Connected Transactions

The Directors announce that (i) a sale and purchase agreement relating to the sale and purchase of shares of Fagoe was entered into on 26th March, 2002 between Mr. Jean VINCENT, Mr. Patrick WAWRZYNIAK and VTech Electronics and (ii) a sale and purchase agreement relating to the sale and purchase of shares in VJV was entered into on 26th March, 2002 between VTech Electronics and Mr. Jean VINCENT.

Pursuant to Rule 14.25(1) of the Listing Rules, details of the Transactions are required to be disclosed by way of an announcement and the inclusion of the relevant details of the transactions in the annual report of the Company and no shareholders' approval is required.

I. THE FAGOE TRANSACTION

The Directors announce that VTech Electronics, a wholly owned subsidiary of the Company, had on 26th March, 2002 entered into a sale and purchase agreement with Mr. Jean VINCENT and Mr. Patrick WAWRZYNIAK to sell the Fagoe Shares to Mr. Jean VINCENT and Mr. Patrick WAWRZYNIAK.

Consideration

The total consideration for the Fagoe Shares is US$500,000.00 (approximately HK$3,900,000.00) payable as to US$425,000.00 by Mr. Jean VINCENT and US$75,000.00 by Mr. Patrick WAWRZYNIAK. The consideration was determined on an arm's length commercial basis and based upon the par value of the shares. The aggregate consideration will be satisfied by the issuance of a promissory note from each of Mr. Jean VINCENT and Mr. Patrick WAWRZYNIAK upon completion. Such promissory notes will be unsecured and non-interest bearing. The final maturity of the promissory notes will be 18 months after completion.

Completion

Completion of the Fagoe transaction shall take place on 26th March, 2002 or such other date as VTech Electronics, Mr. Jean VINCENT and Mr. Patrick WAWRZYNIAK may agree.

Connected Transaction

The sale of the Fagoe Shares by VTech Electronics constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules by virtue of the fact that Mr. Jean VINCENT is a substantial shareholder of Fagoe and therefore a connected person as defined in the Listing Rules. This connected transaction is required to be disclosed by way of an announcement and the inclusion of the relevant details of the transaction in the Company's annual report although no shareholders' approval is required.

II. THE VJV TRANSACTION

The Directors announce that VTech Electronics, a wholly owned subsidiary of the Company, had on 26th March, 2002 entered into a sale and purchase agreement with Mr. Jean VINCENT to sell the VJV Shares to Mr. Jean VINCENT.

Consideration

The consideration of the VJV Shares is Euro167,694.00 (approximately HK$1,150,500.00) payable by Mr. Jean VINCENT on completion in cash. The consideration was determined on an arm's length commercial basis and based upon the par value of the shares.

Completion

Completion of the VJV transaction shall take place on 26th March, 2002 or such other date as VTech Electronics and Mr. Jean VINCENT may agree.

Connected Transaction

The sale of the VJV Shares by VTech Electronics constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules by virtue of the fact that Mr. Jean VINCENT is a substantial shareholder of VJV and therefore a connected person as defined in the Listing Rules. This connected transaction is required to be disclosed by way of an announcement and the inclusion of the relevant details of the transaction in the Company's annual report although no shareholders' approval is required.

Reasons for the Fagoe Transaction and the VJV Transaction

The Directors consider that the Transactions will enable the Group to focus and adjust its electronic learning product lines. The proceeds of the Transactions are expected to be used for the Group's general working capital purposes. The Group carries on the business of the design, manufacture, marketing and selling of telecommunication and electronic learning products. Fagoe carries on the business of the design manufacture, marketing and distribution of electronic learning products and software. VJV carries on the business of the provision of administrative service to customers of electronics learning products.

As Fagoe and VJV were loss making companies, there were no profits of these companies attributable to the Group for the two financial years preceding the date of the Transactions.

Notification has been made to the independent non-executive Directors regarding the Transactions.

Definitions

The following defined terms are used in this announcement:

"Directors"	the directors of the Company;
"Fagoe"	Fagoe Limited, a company incorporated in Mauritius and a 64% indirect non-wholly owned subsidiary of the Company and in which Mr. Jean VINCENT has a 26% interest, Mr. Patrick WAWRZYNIAK has a 1.5% interest; and the balance interest of which are held by independent third parties;
"Fagoe Shares"	in aggregate 5,000,000 shares in Fagoe, representing 64% of the entire issued share capital of Fagoe, owned by VTech Electronics;
"Group"	the Company and its subsidiaries from time to time;
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"the Company"	VTech Holdings Limited, a company incorporated in Bermuda, the shares of which are listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange plc;
"Transactions"	the sale of the Fagoe Shares and VJV Shares;
"VJV"	VJV Services SARL, a company incorporated in France and a 73% indirect non-wholly owned subsidiary of the Company and a company in which Mr. Jean VINCENT has a 27% interest;
"VJV Shares"	1,676,940 shares in VJV, representing 73% of the entire issued share capital of VJV, owned by VTech Electronics;
"VTech Electronics"	VTech Electronics Holdings Limited, a wholly owned subsidiary of the Company.

By Order of the Board
Allan WONG Chi Yun
Chairman

Hong Kong, 26th March, 2002

CS037-06/02/ws